AMENDMENT TO ASSET PURCHASE AND SALE AGREEMENT

This Amendment to Asset Purchase and Sale Agreement (the "Amendment") is executed effective as of December 8, 2008, by and between Pizza Hut of America, Inc., a Delaware corporation ("PHA"), Pizza Hut, Inc., a California corporation (“PHI”; and together with PHA, “PH”) and NPC International, Inc., a Kansas corporation (“NPC”).

R E C I T A L S:

WHEREAS, PH and NPC have previously executed that certain Asset Purchase and Sale Agreement (the "APSA") dated as of November 3, 2008, which provides for the sale of PH Assets and NPC Assets; and

WHEREAS, PH and NPC desire to amend the APSA as provided in this Amendment;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, PH and NPC hereby agree as follows:

1.

Schedules 1.1(a) and 1.3(b). Schedules 1.1(a) and 1.3(b) are hereby replaced with the attached revised Schedules 1.1 and 1.3(b) to reflect the corrected address for System Restaurant #315237 as 10147 Wornall Road, Kansas City, Missouri.

2.

New Store and Construction in Progress Reimbursement. Notwithstanding the provisions of Subsection 5.6 of the APSA, PH shall lease from NPC on a triple net basis, the fixtures and furniture (“FF&E”) located at Store #4299 in Brunswick, Georgia, for a two (2) year period at a monthly rental cost of $3323.14 and the FF&E located at Store #2195 in Spokane, Washington, for a two (2) year period at a monthly rental cost of $3168.49. PH may purchase the FF&E at either or both locations at any time after December 31, 2009, by paying the original cost represented on Schedule 5.6 less the amount of rent paid through the date of purchase.

3.	Purchase Price. Section 5.2 of the APSA is deleted in its entirety and replaced with the following:

“The total consideration paid by PH and PHI for the sixty-eight (68) NPC Assets acquired by PH at the Closing will be $18,775,530 (“NPC Purchase Price”). The total consideration paid by NPC for the ninety-nine (99) PH Assets at the Closing will be $24,484,145 (“PH Purchase Price”).”

4.	Reaffirmation. Other than as amended herein, all of the provisions of the APSA remain in full force and effect.

IN WITNESS WHEREOF, the undersigned parties have executed this Amendment this 8th day of December, 2008.

PIZZA HUT OF AMERICA, INC.		NPC INTERNATIONAL, INC.

By:	/s/ John J. Murphy	By:	/s/ Troy D. Cook
	John J. Murphy, President		Troy D. Cook, Vice President

PIZZA HUT, INC.

By:	/s/ John J. Murphy
John J. Murphy, Vice President – Law

List of Schedules and Similar Attachments Omitted from Amendment to Asset Purchase and Sale Agreement

•	Schedule 1.1 – List of Restaurants

•	Schedule 1.3(b) – Leased Real Property

Upon request, the registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or similar attachment to the Amendment to Asset Sale Agreement; provided, however, that the registrant may request confidential treatment of omitted items prior to any public disclosure.